May 4, 2015

«Partnership»
«NAME2»
«ADDRESS»
«ADDRESS2»
«CITY», «STATE», «ZIP»

Re: WNC Housing Tax Credit Fund VI, L.P., Series 7 (the “Partnership”) – Property Disposition Notice

Dear «ATTENTION»,

Since our last property disposition notice to you, the Partnership has sold its interest in two local limited partnerships.  Ozark Properties III, An Arkansas Limited Partnership (“Ozark”), and Tahlequah Properties IV, A Limited Partnership, an Oklahoma limited partnership (“Tahlequah”). Both the Ozark and Tahlequah interests were sold by the Partnership on March 31, 2015.  In an appraisal conducted in January 2015, the value of the Tahlequah apartment complex conducted with restrictions in place was determined to be $430,000 and the outstanding mortgage debt as of December 31, 2014 was approximately $740,000.  In an appraisal conducted in January 2015, the value of the Ozark apartment complex conducted with restrictions in place was determined to be $680,000 and the outstanding mortgage debt as of December 31, 2014 was approximately $730,000.  Inasmuch as the appraisals indicated no remaining equity in the apartment complexes, the purchaser, which is not an affiliate of WNC, paid the Partnership $30,000 for the Ozark limited partnership interest and $24,000 for the Tahlequah limited partnership interest.  Each of the loans stayed in place.  All of the proceeds were used to pay accrued asset management fees of the Partnership.

The Partnership continues to own interests in nine other apartment complexes. Consistent with the Partnership’s objectives, the Partnership has generated passive losses from its operations. For a Limited Partner who is an individual, the tax benefits of such passive losses generally are available (1) only upon the Limited Partner’s taxable disposition of his or her entire interest in the Partnership, or (2) on a proportionate basis in connection with the taxable disposition of the Partnership’s interest in individual apartment complexes. The taxable disposition of an interest in an apartment complex might allow a Limited Partner to use passive losses previously allocated to him or her in connection with such apartment complex and not previously used. The sale of the interests described herein will result in gross taxable income to Limited Partners which will be reflected in your 2015 K1, expected to be delivered to you approximately February or March 2016. You are encouraged to consult your own tax advisor as to the specific tax consequences as a result of these sales combined with the other 2015 Partnership activity which will all be reflected in the forthcoming K1.

If you have any questions please contact Investor Services by phone or email at investorservices@wncinc.com

Best regards,
Investor Services
WNC & Associates, Inc.

cc: Registered Representative

714.662.5565 714.708.8498 F 17782 Sky Park Circle, Irvine, California 92614
wncinc.com